UNITED STATES OF AMERICA
              Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

In the Matter of
                                                              TWELFTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)
--------------------------------------------

         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the "Commission") with respect thereto, and that the following information for the quarter ended June 30, 1998 is herein provided:
         1a)   Horizon's balance sheet at June 30, 1998 is attached as
               Exhibit 1.

         1b) National's balance sheet at June 30, 1998 is included in National's Form 10-Q for the second quarter of fiscal 1998, which has been filed with the Commission on August 14, 1998 and is incorporated herein by reference.

         2a) Horizon's income statement for the quarter ended June 30, 1998 is attached as Exhibit 2.

         2b) National's income statement for the quarter ended June 30, 1998 is included in National's Form 10-Q for the second quarter of fiscal 1998, which was filed with the Commission on August 14, 1998 and is incorporated herein by reference.

          3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended June 30, 1998.

                       None.

          4) A general description of the activities of the Applicants for the quarter ended June 30, 1998, and of the projects in which they or their subsidiary companies have an ownership interest:

               The Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of June 30, 1998, are as follows:

               Horizon modified the structure of its direct and indirect subsidiaries in one respect during the quarter. Horizon had, for almost two years, been the direct owner of 100% of the capital stock of Horizon Energy Development B.V. ("HEDBV"). However, effective April 30, 1998, Horizon contributed its ownership interests and current accounts in HEDBV to Horizon Energy Holdings, Inc. ("Holdings") in return for 2,000 shares, (100%) of the common stock of Holdings, and Holdings eliminated its current accounts in HEDBV by making an additional contribution to the share premium (share capital) of HEDBV.

               Horizon, through its wholly owned indirect subsidiary, HEDBV, continues to own 100% of the capital stock of each of Horizon Energy Development s.r.o. ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Teplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

               The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential and commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site.

               As of June 30, 1998, HEDBV owned approximately 83% of the capital stock of Severoceske Teplarny, a.s. ("SCT"). SCT, directly and through its subsidiaries, distributes heat in the northern part of the Czech Republic. SCT, through one of its subsidiaries, also generates and sells power at wholesale in that region.

               As of June 30, 1998 HEDBV owned approximately 86% of the capital stock of Prvni Severozapadni Teplarenska, a.s. ("PSZT"). PSZT distributes heat and also generates and sells power at wholesale in the northern part of the Czech Republic.

               HEDBV, as a shareholder of SCT, has received, and expects to continue to receive, dividends from its investment in the SCT shares. HEDBV, as a shareholder of PSZT, expects to receive dividends from its investment in PSZT shares. Furthermore, in the future, PSZT and SCT will pursue efforts by which PSZT and SCT might directly or indirectly develop additional electrical generation capacity.

               On May 29, 1998, National filed a Form U-57 with the Commission, through which it designated the following four indirect subsidiaries of Horizon (all of which are incorporated and doing business in the Czech Republic) as "foreign utility companies":

                   Severoceske Teplarny, a.s. ("SCT")
                   Prvni Severozapadni Teplarenska, a.s. ("PSZT")
                   Teplarna Liberec, a.s.
                   Teplarna Kromeriz, a.s.

               The aggregate investment of National and its subsidiaries in electric wholesale generators and foreign utility companies does not exceed the limits set forth in the Commission's Rule 53.


          5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies during the quarter ended June 30, 1998:

                   Neither Horizon nor National engaged in any intercompany service transactions with affiliated Intermediate Companies.

August 28, 1998                              NATIONAL FUEL GAS COMPANY



                                             By: /s/ Philip C. Ackerman
                                                -------------------------------
                                                Philip C. Ackerman
                                                Senior Vice President







                                             HORIZON ENERGY DEVELOPMENT,
                                             INC.



                                             By: /s/ Ronald J. Tanski
                                                -------------------------------
                                                Ronald J. Tanski
                                                Secretary and Treasurer